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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                        Novametrix Medical Systems Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    669870107
                     -------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [X]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages

------------------------                             ---------------------------
 CUSIP NO.   669870107                 13G            PAGE   2   OF   5   PAGES
            -----------                                     ---      ---
------------------------                             ---------------------------


--- ----------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


    Ashford Capital Management, Inc.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a)  [ ]
                                                                  (b)  [ ]

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    A Delaware Corporation

------------------------- ---- -------------------------------------------------
                           5   SOLE VOTING POWER

                               358,500
       NUMBER OF
         SHARES           ---  -------------------------------------------------
      BENEFICIALLY         6   SHARED VOTING POWER
        OWNED BY
          EACH                 0
       REPORTING
         PERSON           ---  -------------------------------------------------
          WITH             7   SOLE DISPOSITIVE POWER

                               358,500

                          ---  -------------------------------------------------
                           8   SHARED DISPOSITIVE POWER

                               0

--- ---------------------- ----- -----------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    358,500

--- ----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)     [ ]




--- ----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.5%

--- ----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IA

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 5 pages

Item 1(a).       NAME OF ISSUER:  Novametrix Medical Systems Inc.

Item 1(b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 5 Technology Drive, Wallingford, CT 06492

Item 2(a).       NAME OF PERSON FILING: Ashford Capital Management, Inc.

Item 2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                 P.O. Box 4172, Wilmington, DE 19807

Item 2(c).       CITIZENSHIP: A Delaware Corporation

Item 2(d).       TITLE OF CLASS OF SECURITIES:  Common Stock

Item 2(e).       CUSIP NUMBER:  669870107

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                 (a) [ ] Broker or Dealer registered under Section 15 of the
                         Securities Exchange Act of 1934 (the "Act").

                 (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

                 (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                         Act.

                 (d) [ ] Investment Company registered under Section 8 of the
                         Investment Company Act.

                 (e) [X] Investment Advisor registered under Section 203 of the
                         Investment Advisers Act of 1940.

                 (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

                 (g) [ ] Parent Holding Company, in accordance with Rule
                         13d-1(b)(ii)(G); see Item 7.

                 (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.           OWNERSHIP.

                 (a)      Amount Beneficially Owned: 358,500** shares.

                 (b)      Percent of Class: 4.5%

                 (c)      Number of shares as to which such person has:

                          (i) sole power to vote or to direct the vote:
                              -358,500**-

                         (ii) shared power to vote or to direct the vote:
                              -0-

                        (iii) sole power to dispose or to direct the disposition
                              of:
                              -358,500**-

                         (iv) shared power to dispose or to direct the
                              disposition of:
                              -0-

                 **Reflects the Reporting Person's beneficial ownership as of December 31, 1999.

Item 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


                               Page 3 of 5 pages

Item 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 The shares reported by the Reporting Person, a registered investment adviser, are held in separate individual client accounts and in one separate limited partnership, the beneficial owners of which have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares. None of the individual client accounts or the limited partnership individually holds 5% or more of the Issuer's Common Stock.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not applicable.

Item 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not applicable.

Item 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not applicable.

Item 10.         CERTIFICATION.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 4 of 5 pages

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                        ASHFORD CAPITAL MANAGEMENT, INC.

                        By: /s/ Theodore H. Ashford
                            ----------------------------
                            Theodore H. Ashford
                            President


February 9, 2000


















                               Page 5 of 5 pages